BLOW & DRIVE INTERLOCK CORPORATION

137 South Robertson Boulevard

Suite 129

Beverly Hills, California 90211

July 24, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Blow & Drive Interlock Corporation

Re: Form S-1/A, File No. 333-196472

To the Securities and Exchange Commission:

Blow & Drive Interlock Corporation (the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1/A. The Company and its management acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such Staff comments do not foreclose the Commission for taking any action with respect to the filing: and

The Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Laurence Wainer
President